UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 08, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, April 7, 2009

Mobinil (Egypt): France Telecom regrets the Egyptian market authority’s decision to reject the voluntarily proposed public takeover bid on ECMS

France Telecom confirms that it has filed a proposal with the Egyptian Capital Market Authority (CMA) with a view to voluntarily offering ECMS’ minority shareholders a public takeover bid based on a price at the high range of market standards: 33.1% premium on the closing price on April 5, 2009 and 54.2% on the average price for the last six months.

France Telecom regrets for the ECMS’ shareholders that the CMA has rejected this proposal, which had been put together following contacts with the authority over the last few weeks.

Under the current circumstances, France Telecom considers that it is not bound, either from a legal standpoint or in view of market practices, to launch a mandatory public offer, especially at a price that would be more or less the same as the price defined in the arbitration award on the Mobinil holding company. France Telecom underlines the fact that this award, which is not a market decision, was taken by the Arbitration Court following the successive initiatives made by Orascom Telecom.

France Telecom also notes that the initiative to break off talks on the restructuring of the partnership within the Mobinil holding structure was taken unilaterally by Orascom Telecom on Sunday, April 5, triggering the execution of the arbitration award handed down in favor of France Telecom.

It is important to remember that in 2007, Orascom Telecom initiated a disagreement with France Telecom with a view to triggering the bidding procedure provided for in the shareholders’ agreement and allowing, in fine, the partner with the best bid to buy out the holding company shares held by the other partner. Further to this procedure, Orascom Telecom decided to not raise its bid and referred the matter to the Arbitration Court. The arbitrators have just rejected all of its claims and handed down an award requiring it to sell off its shares in the Mobinil holding company to France Telecom.

This award should be implemented during the next few days or weeks, once Orascom Telecom has obtained from its creditors the release of the pledges on its shares in the Mobinil holding company and clarified with them the modalities of application of the amount set out in the arbitration award.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts

Béatrice Mandine, +33 1 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, +33 1 44 44 93 93, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 08, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer